Filed by Bowater Incorporated
Commission File No. 1-8712
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Bowater Incorporated
Commission File No. 1-8712
(Transaction Fact Sheet)
☐	AbitibiBowater will be better positioned to meet changing customer needs and compete more effectively in an increasingly global market.

☐	The combined company will be better positioned to adapt to challenging newsprint market conditions.

☐	The transaction will enhance financial flexibility, create a stronger balance sheet, increase cash flow and establish a better growth platform and asset mix.

☐	The combination is expected to result in significant value creation through the realization of US$250 million of annualized cost synergies.

☐	The combination will create efficiencies that lead to improved product quality, new product innovation and improved logistical flexibility.

☐	Customers will have access to a full range of products, including newsprint, uncoated and coated mechanical papers, market pulp, and wood products.

☐	The transaction positions the company for greater success than either company could achieve on its own.
☐	The transaction will create a global leader in publication papers.

☐	AbitibiBowater will be the 3rd largest public paper and forest products company in North America, 8th largest in the world.

Structure	All-stock merger of equals
Ownership	48% of AbitibiBowater to be owned by former Abitibi-Consolidated shareholders
52% of AbitibiBowater to be owned by former Bowater shareholders
Pro forma combined revenues	US$7.9 billion
Pro forma enterprise value	US$8+ billion
Headquarters and executive office	Montréal, Québec
U.S. regional manufacturing and sales office	Greenville, SC

Executive Chairman	John W. Weaver
President & CEO	David J. Paterson
Board of Directors	14 directors; seven from each company
Employees	~ 20,000

Abitibi-Consolidated Inc.
1155 Metcalfe Street, Suite 800	Bowater Incorporated
Montréal, Québec	55 E. Camperdown Way
Canada H3B 5H2	Greenville, SC, USA, 29602
Tel: 514 875-2160	Tel: 864-271-7733
http://www.abitibiconsolidated.com	http://www.bowater.com

     Forward-Looking Statements
     Any statements made regarding the proposed transaction between Abitibi and Bowater, the expected timetable for completing the transaction, benefits or synergies of the transaction, and other statements contained in this fact sheet that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “projects,” “intends,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi and Bowater (separately and together the “Companies”). Such statements include, but are not limited to, statements about future financial and operating results including expected synergies and the manner in which they will be achieved, Abitibi’s and Bowater’s plans, objectives, expectations and intentions, the markets for Abitibi’s and Bowater’s products, the future development of Abitibi’s and Bowater’s business, and the contingencies and uncertainties to which Abitibi and Bowater may be subject, and other statements that are not historical facts. There is no assurance the transaction contemplated in this fact sheet will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this fact sheet are expressly qualified by information contained in each company’s filings with regulatory authorities.
     The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the transaction may not be fully realized or may take longer to realize than expected; and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi and Bowater with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s internet site (http://www.sec.gov). Neither Abitibi nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.
Additional Information and Where to Find It
     In connection with the proposed transaction, AbitibiBowater Inc. will file with the SEC a registration statement on Form S-4, which will include a proxy statement of Bowater, a prospectus of AbitibiBowater and a management information circular of Abitibi. Shareholders are urged to read the joint proxy statement/prospectus/management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus/management information circular and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi, 1155 Metcalfe Street, Suite 800, Montreal, Quebec Canada H3B 5H2, Attention: Investor Relations (514) 394-2341, or to Bowater, 55 Camperdown Way, Greenville, South Carolina USA 29602, Attention: Investor Relations (864) 271-7733.
Participants in the Solicitation
     Abitibi, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi’s directors and executive officers is available in the 2005 Annual Report on Form 40-F filed with the SEC by Abitibi on March 31, 2006, and the management information circular with respect to Abitibi’s 2006 Annual Meeting of Shareholders filed by Abitibi on SEDAR on March 31, 2006. Information regarding Bowater’s directors and executive officers is available in the Annual Report on Form 10-K filed with the SEC by Bowater on March 13, 2006 and the Proxy Statement with respect to Bowater’s 2006 Annual Meeting of Stockholders filed by Bowater with the SEC on April 12, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus/management information circular and other relevant materials to be filed with the SEC when they become available.